

January 25, 2011

Paul J. Pucino
Chief Financial Officer
THQ Inc.
29903 Agoura Road
Agoura Hills, CA 91301

>   **Re: THQ Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2010**
>   **Filed June 4, 2010**
>   **Form 10-Q for the Quarter Period Ended September 30, 2010**
>   **Filed November 5, 2010**
>   **File No. 001-15959**

Dear Mr. Pucino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2010

Notes to Consolidated Financial Statements

Note 17. Settlement Agreements, page 76

1.   We note that you entered into settlement agreements with WWE and Jakks Pacific, Inc and that you identified the various elements in these agreements in order to determine the appropriate accounting. You also disclose that you were not able to reliably estimate the fair value of the litigation component of the agreement and have measured this component as the residual value remaining after determining the fair value of any assets received, which was the new WWE license. Please explain to us, in greater detail, how

you accounted for these agreements. As part of your response please tell us: whether you accounted for the three agreements disclosed on page 77 and the new WWE license agreement separately or on a combined basis, identify the elements for each agreement or combination of agreements, describe how the fair value of each of the elements was determined, and tell us when each element was or will be recorded.

Part III (incorporated by reference to your definitive proxy statement filed on July 12, 2010)

Executive Officers

Teri J. Manby, page 21

2. You disclose in this section that prior to joining your company, Ms. Manby served as Vice President, finance at a private company from April 2005 to March 2008. In your response letter, please identify the private company referred to in this section and confirm that you will provide similar disclosure in future filings. Refer to Item 401(e)(1) of Regulation S-K.

Compensation Discussion and Analysis

Setting the Individual Goals, page 27

3. You disclose in this section that individual performance goals for your executive officers "typically are related to key focus areas and operational performance objectives specific to each executive officer's job function and may include such areas as expense control, division growth, management effectiveness and on-time delivery of our products." Please tell us what consideration you gave to disclosing the specific, pre-established individual performance goals set for each of your named executive officers in fiscal 2010 and discussing an executive's performance against each such goal. Refer to Item 403(b)(2)(vii) of Regulation S-K. Also, please tell us what consideration you gave to disclosing the individual performance criteria used in determining the equity grants made to your named executive officers in 2010 and a discussion of your assessment of each executive's achievement of these goals.

Performance Factor, page 29

4. Please explain the purpose of the performance factor used in your bonus calculation. We note that individual performance already accounts for 20% of each executive's bonus.

Long-Term Equity Compensation, page 29

5. You state in this section that the target value of the equity compensation you award to your named executive officers is "determined by the Compensation Committee in its

judgment after considering a number of factors, including the executive's position and level of responsibility, an assessment of his or her performance, the value of equity awards for similar positions in our comparable companies, and internal parity among similarly-situated executives." Please tell us what consideration you gave to discussing the specific factors that the compensation committee considered in deciding to award stock option grants to each of your named executive officers in fiscal 2010 and how it determined the size of each grant.

Form 10-Q for Quarterly Period Ended September 30, 2010

Notes to Condensed Consolidated Financial Statements

Note 1. Basis of Presentation

Revenue Recognition, page 7

6.   We note in your disclosure that there are instances where you have vendor specific objective evidence (VSOE) for the fair value of an undelivered online service component of the games and a continuing involvement in providing the online service. We note that you previously concluded you could not establish VSOE of fair value for these types of services in fiscal year 2010. Please describe your methodology for establishing VSOE of fair value of the online service and include the volume and range of stand-alone sales used in your VSOE analysis. As part of your response, please tell us how you determined that you have a sufficient history of separate sales in order to establish VSOE.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Paul J. Pucino
THQ Inc.
January 25, 2011
Page 4

       You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or Christine Davis, Assistant Chief Accountant at (202) 551- 3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney at (202) 551-3456, or Mark Shuman, Legal Branch Chief at (202) 551-3462, with any other questions. If you need further assistance, you may contact me at (202) 551-3499.

                Sincerely,

                /s/ Kathleen Collins

                Kathleen Collins
                Accounting Branch Chief